UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For:  May 10, 2010

MAG Silver Corp.

(SEC File No. 0-50437)

770 – 800 West Pender Street, Vancouver BC, V6C 2V6, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:	Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):	☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):	☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934:	Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Exhibits
99.1	Short Form Prospectus dated May 10, 2010
99.2	Auditors’ consent letter
99.3	Consent letter of issuer’s legal counsel -Lawson Lundell LLP
99.4	Consent letter of underwriters’ legal counsel
99.5	Consent letter(s) of other expert(s) - Dominic Chartier, P.Geo.
99.6	Consent letter(s) of other expert(s) - Glen Cole, P.Geo.
99.7	Consent letter(s) of other expert(s) - Jean-Francois Couture, Ph.D., P.Geo
99.8	Consent letter(s) of other expert(s) - Hassan Ghaffari, P.Eng.
99.9	Consent letter(s) of other expert(s) - Brad Leonard, M.Sc., P.Geo.
99.10	Consent letter(s) of other expert(s) - Dr. Peter Megaw, Ph.D, C.P.G.
99.11	Consent letter(s) of other expert(s) - William E. Roscoe, Ph.D., P.Geo.
99.12	Consent letter(s) of other expert(s) - David A. Ross, M.Sc., P.Geo.
99.13	Consent letter(s) of other expert(s) - Julie Selway, Ph.D., P.Geo.
99.14	Consent letter(s) of other expert(s) - S. Byron Stewart, P.Eng.

Date: May 12, 2010	MAG Silver Corp.
“Dan MacInnis”
DANIEL MACINNIS
CEO